

MAIL STOP 3561

May 19, 2010

Mr. Gerard Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 North Suffolk Lane
Lake Forest, Illinois 60045

> **Re:** **Acquired Sales Corp.**
> **Form 10-K**
> **Filed December 30, 2009**
> **File No. 000-52520**
> **Supplemental Response Letter**
> **Dated April 28, 2010**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed December 30, 2009

General

1.   We note your response to prior comment five from our letter dated February 26, 2010. Please confirm that you will also present information for all officers and directors as a group, as required by Item 403(b) of Regulation S-K.

2.   Please note the signature page requirements of Form 10-K and confirm that your document will be filed by the Registrant and on behalf of the Registrant by its Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and a majority of the board of directors. See General Instruction D(2)(a) to Form 10-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director